Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Cardiac Science Corporation
at $2.30 per Share
by
Jolt Acquisition Company
a wholly-owned subsidiary
of
Opto Circuits (India) Ltd.

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 30, 2010, UNLESS THE OFFER IS EXTENDED.

Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated October 19, 2010, as amended on October 29, 2010, among Purchaser, Opto Circuits and Cardiac Science (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cardiac Science and Cardiac Science will be the surviving corporation (the “Merger”).

The Cardiac Science board of directors has unanimously (a) adopted and approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and declared it advisable that Cardiac Science enter into the Merger Agreement and consummate the Transactions and (b) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of Shares. The Cardiac Science board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. A summary of the principal terms of the Offer appears on pages 1 through 3. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent, Paying Agent and Depositary for the Offer is:

By Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department Post Office Box 3301 South Hackensack, NJ 07606	By Overnight Courier, Hand or Registered Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor 480 Washington Blvd — Mail Reorg Jersey City, NJ 07310

By Facsimile Transmission (for Eligible Institutions only): 201-680-4626
Confirm by Telephone: 201-680-4860

November 1, 2010

Important

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services (“BNY Mellon”), which is acting as information agent, paying agent and depositary for the Offer, and either deliver the certificates for your Shares to BNY Mellon along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase, in each case by the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to BNY Mellon by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to BNY Mellon at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to BNY Mellon. You may also contact your broker, dealer, commercial bank or trust company for assistance.

i

Summary Term Sheet

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. Section and heading references are included to direct you to a more complete description of the topics contained in this summary. References to “we,” “us” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below).

Principal Terms

•	Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company organized under the laws of the nation of India (“Opto Circuits”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated October 19, 2010, as amended on October 29, 2010, among Purchaser, Opto Circuits and Cardiac Science (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cardiac Science and Cardiac Science will be the surviving corporation (the “Merger”).

•	The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing the greater of: (x) at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all outstanding options, or any other rights, options or warrants to acquire Shares) or (y) at least 60% of the issued and outstanding Shares, we will acquire the remainder of the Shares in the Merger for $2.30 per Share in cash. No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law (“DGCL”) will have appraisal rights in connection with the Merger.

•	Cardiac Science has agreed, subject to certain conditions, to grant Opto Circuits and Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, up to a number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Opto Circuits and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding and issued Shares immediately after the issuance of the Shares subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds the number of Shares authorized and unissued (treating Shares owned by Cardiac Science as treasury stock as unissued) and not reserved for issuance at the time of the exercise of the Top-Up Option with respect to any restricted stock units (“RSUs”) then outstanding or any options that have an exercise price per Share less than the $2.30 Offer Price (“In the Money Options”). The Top-Up Option is exercisable only after the purchase of and payment for Shares by us pursuant to the Offer and prior to the effective time of the Merger or the earlier termination of the Merger Agreement. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Opto Circuits and Purchaser to effect a “short-form” merger pursuant to applicable law at a time when the approval of the Merger at a meeting of Cardiac Science’s stockholders would be assured because of Opto Circuits’ and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement — The Merger Agreement — Top-Up Option,” and Section 15, “Certain Legal Matters.”

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, on November 30, 2010 (the “Expiration Date”), unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	See Section 1, “Terms of the Offer.”

Cardiac Science Board Recommendation

•	The Cardiac Science board of directors has unanimously (a) adopted and approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and declared it advisable that Cardiac Science enter into the Merger Agreement and consummate the Transactions and (b) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of Shares. The Cardiac Science board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10, “Background of the Offer; Contacts with Cardiac Science” below, and Cardiac Science’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not obligated to purchase any tendered Shares unless, prior to the expiration of the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement), there have been validly tendered in the Offer and not validly withdrawn that number of Shares which, when added to the Shares already owned by Opto Circuits and Purchaser, represents the greater of: (x) at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all outstanding options, or any other rights, options or warrants to acquire Shares) or (y) at least 60% of the issued and outstanding Shares. We refer to this condition (as more fully described in Section 13, “Conditions of the Offer”) as the “Minimum Tender Condition.” As of the date of this Offer to Purchase, Opto Circuits, Purchaser and their wholly-owned subsidiaries own no Shares.

•	We are also not obligated to purchase any tendered Shares unless any waiting period (and any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable competition, antitrust or investment laws of jurisdictions other than the U.S. has expired or been terminated. Opto Circuits, Purchaser and Cardiac Science have determined that, at the Offer Price, no filings are required by the HSR Act with respect to the Offer, the Merger or the Transactions and, therefore, none of them has made any such filings pursuant to the HSR Act.

•	We are also not obligated to purchase any tendered Shares if, subject to certain exceptions, any change which has a material adverse effect on the business, financial condition or continuing operations of Cardiac Science and its subsidiaries or on the ability of Cardiac Science to consummate the Transactions shall have occurred after the date of the Merger Agreement.

•	The Offer is subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without Cardiac Science’s consent. See Section 13, “Conditions of the Offer.”

Opto Circuits and Source of Funds

•	Opto Circuits is a public limited company incorporated under the laws of the nation of India. Its shares are listed on the Bombay Stock Exchange and the National Stock Exchange of India. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Opto Circuits has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

•	The Offer is not subject to any financing condition. Opto Circuits plans to fund the purchase of Shares in the Offer with its available cash and existing credit lines.

•	See Section 9, “Certain Information Concerning Purchaser and Opto Circuits” and Section 12, “Source and Amount of Funds.”

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•	You are a record holder (e.g., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to BNY Mellon. These materials must reach BNY Mellon before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3, “Procedures for Tendering Shares”;

•	You are a record holder, but your stock certificate is not available or you cannot deliver it to BNY Mellon before the Offer expires, you may be able to obtain three (3) additional trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3, “Procedures for Tendering Shares”; or

•	You hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

•	Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after December 30, 2010; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available). See Section 1, “Terms of the Offer” and Section 4, “Withdrawal Rights.”

•	For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by BNY Mellon at one of its addresses set forth on the back cover of this Offer to Purchase. See Section 4, “Withdrawal Rights.”

Recent Cardiac Science Trading Prices; Subsequent Trading

•	On October 18, 2010, the last trading day before Opto Circuits and Cardiac Science announced the signing of the Merger Agreement, the closing price of the Shares reported on The NASDAQ Global Market was $2.10 per Share.

•	On October 29, 2010, the last trading day before Purchaser commenced the Offer, the closing price of the Shares reported on The NASDAQ Global Market was $2.28 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6, “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss, if any, in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including federal estate, gift and other non-income tax consequences and the tax consequences under state, local, foreign and other tax laws. See Section 5, “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	If you have questions or need assistance, you should contact BNY Mellon, the information agent, paying agent and depositary for the Offer, at (866) 354-3484 (toll free). See the back cover page of this Offer to Purchase for additional information.

To All Holders of Shares of
Cardiac Science Corporation:

Introduction

Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to BNY Mellon (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding at a current rate of 28% of the gross proceeds payable to you (which rate is scheduled to increase to 31% for taxable years beginning after December 31, 2010). Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5, “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of BNY Mellon Shareowner Services (“BNY Mellon”) which is acting as the information agent, paying agent and depositary.

The Offer is not subject to any financing condition. The Offer is, however, subject to various conditions, among others: (a) that, at the expiration of the Offer, there have been validly tendered in the Offer and not validly withdrawn that number of Shares which, when added to the Shares already owned by Opto Circuits and Purchaser, represents the greater of: (x) at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all outstanding options, or any other rights, options or warrants to acquire Shares) or (y) at least 60% of the issued and outstanding Shares (the “Minimum Tender Condition”), and (b) subject to certain exceptions, no change which has a material adverse effect on the business, financial condition or continuing operations of Cardiac Science and its subsidiaries or on the ability of Cardiac Science to consummate the Transactions shall have occurred after the date of the Merger Agreement.

The Offer is also subject to certain other terms and conditions. See Section 13, “Conditions of the Offer.”

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Cardiac Science, owned by Opto Circuits, Purchaser or any subsidiary of Opto Circuits (which Shares shall be canceled), or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price paid in the Offer (the “Merger Consideration”), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share along with the letter of transmittal or upon the tender of Shares by book-entry transfer by following the procedures described in Section 3, “Procedures for Tendering Shares.” The Merger Agreement is more fully described in Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement.” Section 5, “Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 30, 2010, unless extended. See Section 1, “Terms of the Offer,” Section 13, “Conditions of the Offer,” and Section 15, “Certain Legal Matters.”

The Cardiac Science board of directors has unanimously (a) adopted and approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and declared it advisable that Cardiac Science enter into the Merger Agreement and consummate the Transactions and (b) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of Shares. The Cardiac Science board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of Cardiac Science, see Cardiac Science’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15, “Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4, “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on November 30, 2010, unless Opto Circuits or Purchaser, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Opto Circuits and Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13, “Conditions of the Offer.” Opto Circuits and Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

Opto Circuits and Purchaser expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Opto Circuits and Purchaser have agreed that they will not, without the prior written consent of Cardiac Science, (a) reduce the number of Shares sought pursuant to the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Tender Condition, (d) impose conditions to the Offer that are different than or in addition to the conditions to the Offer described in Section 13, “Conditions of the Offer” or (e) otherwise amend the Offer in any manner materially adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Merger Agreement, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any Shares validly tendered and not validly withdrawn. Opto Circuits and Purchaser (a) may, in their sole discretion, without consent of Cardiac Science, extend the Offer on one or more occasions for any period if, on any then-scheduled Expiration Date, any of the conditions of the Offer shall not be satisfied or waived until such time as such condition or conditions are satisfied or waived and (b) shall extend the Offer (1) for any period required by any rule, regulation, interpretation or position of the Commission, the staff thereof or the Nasdaq Stock Market applicable to the Offer, (2) for a period beginning on the commencement of, and ending 10 business days after the cessation of, (i) any general suspension in trading in, or limitation on prices for, securities on any national securities exchange or in the over the counter market in the U.S., (ii) a declaration of a banking moratorium or any suspension of payments in respect of a banking moratorium or any suspension of payments in respect of banks in the U.S. (whether or not mandatory), or (iii) any limitation (whether or not mandatory) imposed by any governmental entity on the extension of credit by banks or other lending institutions in the U.S., and (3) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any applicable competition, antitrust or investment laws of jurisdictions other than the United States shall have expired or been terminated; provided, however, that in no event shall Opto Circuits or Purchaser be required to extend the Offer (x) beyond January 15, 2011 or (y) at any time that Opto Circuits or Purchaser is permitted to terminate the Merger Agreement pursuant to the termination provisions thereof. In addition, Opto Circuits and Purchaser expressly reserve the right to, in their sole discretion, following the acceptance of Shares for payment, extend the Offer for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided such period does not exceed twenty (20) business days. See Section 1, “Terms of the Offer” and Section 13, “Conditions of the Offer.”

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4, “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Opto Circuits or Purchaser make a material change in the terms of the Offer or the information concerning the Offer, or if they waive a material condition of the Offer, Opto Circuits and Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to stockholders.

Opto Circuits and Purchaser expressly reserve the right, in their sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13, “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Opto Circuits and Purchaser may terminate the Merger Agreement and the Offer.

Opto Circuits and Purchaser expressly reserve the right, in their sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15, “Certain Legal Matters” without prejudice to our rights set forth in Section 13, “Conditions of the Offer.” See Section 13, “Conditions of the Offer” and Section 15, “Certain Legal Matters.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Opto Circuits or Purchaser under such rule or the manner in which Opto Circuits or Purchaser may choose to make any public announcement, Opto Circuits and Purchaser currently intend to make announcements by issuing a press release and making any appropriate filing with the Commission.

Pursuant to Rule 14d-11 under the Exchange Act, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three (3) business days and twenty (20) business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

Cardiac Science has agreed to provide Opto Circuits and Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cardiac Science’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not validly withdrawn at the Expiration Date promptly subject only to the satisfaction or waiver of the conditions to the Offer set forth in Section 13, “Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in

Section 15, “Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15, “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by BNY Mellon of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into BNY Mellon’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3, “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3, “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to BNY Mellon of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with BNY Mellon, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into BNY Mellon’s account at DTC pursuant to the procedures set forth in Section 3, “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by BNY Mellon at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to BNY Mellon or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by BNY Mellon (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, BNY Mellon and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.  BNY Mellon will establish an account with respect to the Shares at DTC for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into BNY Mellon’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by BNY Mellon at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into BNY Mellon’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to BNY Mellon.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1, 5 and 7 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to BNY Mellon, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to BNY Mellon prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by BNY Mellon (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by BNY Mellon within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to BNY Mellon or transmitted by facsimile transmission or mail to BNY Mellon and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by BNY Mellon (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by BNY Mellon of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and

(c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by BNY Mellon. Under no circumstances will interest be paid by Opto Circuits or Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Cardiac Science, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Opto Circuits, Purchaser or any of their respective affiliates or assigns, BNY Mellon, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after December 30, 2010 (or an applicable subsequent date in the event we extend the Offer). We are not required to provide for withdrawal rights for any subsequent offering period.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by BNY Mellon at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to BNY Mellon, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to BNY Mellon prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Opto Circuits, Purchaser or any of their respective affiliates or assigns, BNY Mellon, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3, “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, BNY Mellon may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after December 30, 2010 (or an applicable subsequent date in the event we extend the Offer), unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and other legal authorities, all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, real estate investment trusts, mutual funds, retirement plans or other tax-deferred accounts, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising stock options or otherwise as compensation). In addition, this summary does not discuss any consequences to holders of stock options to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets within the meaning of Section 1221 of the Code.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its income regardless of source, any trust that is subject to the primary supervision of a court within the U.S. which has one or more U.S. persons with authority to control all substantive decisions, and any trust which has a valid election in effect to be treated as a U.S. person (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the sale of such holder’s Shares for cash. Gain or loss will be determined separately for each block of shares, with a “block” consisting of shares acquired at the same cost in a single transaction. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (currently at a rate of 28% but which rate is scheduled to increase to 31% for taxable years beginning after December 31, 2010) unless the U.S. Holder (a) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Paying Agent) or (b) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder. This summary does not discuss certain special rules that may apply to certain Non-U.S. Holders, including controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings and profits to avoid U.S. tax, investors in pass-through entities that are subject to special treatment under the Code, and certain former citizens and residents of the United States.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a) the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

(b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30%, unless a lower rate or exemption applies under an applicable income tax treaty, on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Paying Agent with an IRS Form W-8BEN (or an IRS Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.	Price Range of Shares; Dividends

According to Cardiac Science’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Shares are traded on The NASDAQ Global Market under the symbol “CSCX.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Global Market with respect to the following quarterly periods:

Years Ended December 31,	High	Low

2008:
First Quarter	$9.75	$7.60
Second Quarter	9.75	7.60
Third Quarter	11.00	7.57
Fourth Quarter	10.31	5.00
2009:
First Quarter	$7.70	$2.56
Second Quarter	4.58	2.83
Third Quarter	4.42	3.00
Fourth Quarter	4.09	2.09
2010:
First Quarter	$2.91	$1.78
Second Quarter	2.28	0.95
Third Quarter	2.48	0.90
Fourth Quarter (through October 29, 2010)	2.29	1.78

On October 18, 2010, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on The NASDAQ Global Market was $2.10 per Share. On October 29, 2010, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on The NASDAQ Global Market was $2.28 per Share. Cardiac Science has never declared or paid cash dividends on the Shares.

Under the terms of the Merger Agreement, until the earlier of (1) such time as designees of Opto Circuits first constitute as least a majority of Cardiac Science’s board of directors pursuant to the Merger Agreement, (2) the Effective Time of the Merger and (3) the date, if any, on which the Merger Agreement is earlier terminated, Cardiac Science is not permitted to declare, set aside for payment or pay any dividend or distribution in respect of the Shares or otherwise make any payments to stockholders of Cardiac Science in their capacity as such, except (a) as may be required by law, (b) with the prior written consent of Opto Circuits, or (c) as contemplated or permitted by the Merger Agreement. See Section 14, “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

As set forth in Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement — The Merger,” following the purchase of Shares pursuant to the Offer, Cardiac Science and Purchaser will effect the Merger, subject to the satisfaction or waiver of certain conditions, pursuant to which all Shares (other than Shares held in the treasury of Cardiac Science, Shares owned by Opto Circuits, Purchaser or their subsidiaries and Shares held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will be canceled and converted into the right to receive from the Purchaser the Merger Consideration, without interest and subject to applicable withholding taxes. However, even if the Merger is not consummated, during the period after the acceptance for payment by us of Shares pursuant to the Offer and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, Nasdaq listing and Exchange Act registration of the Shares and the eligibility of the Shares as collateral for margin loans. These potential effects are summarized below.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on The NASDAQ Global Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, (a) the total number of beneficial holders of round lots of Shares falls below 400, (b) the bid price for the Shares is less than $1 per share for a period of 30 consecutive business days, or (c) (i) Cardiac Science has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares is less than $5 million for a period of 30 consecutive business days or there are fewer than two active and registered market makers in the Shares for a period of 10 consecutive business days, (ii) the market value of Cardiac Science’s listed securities is less than $50 million for a period of 30 consecutive business days, the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million for a period of 30 consecutive business days or there are fewer than four active and registered market makers in the Shares for a period of 10 consecutive business days, or (iii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million for a period of 30 consecutive business days, there are fewer than four active and registered market makers in the Shares for a period of 10 consecutive business days or Cardiac Science’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or two of the three most recently completed fiscal years). Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares is less than $1 million for a period of 30 consecutive business days, (d) there are fewer than two active and registered market makers in the Shares for a period of 10 consecutive business days, (e) the bid price for the Shares is less than $1 per share for a period of 30 consecutive business days, or (f) (i) Cardiac Science has stockholders’ equity of less than $2.5 million, (ii) the market value of Cardiac Science’s listed securities is less than $35 million for a period of 30 consecutive business days, and (iii) Cardiac Science’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Cardiac Science, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Cardiac Science, as of October 29, 2010, there were 23,867,815 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The NASDAQ Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Cardiac Science upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. Pursuant to the Merger Agreement, Cardiac Science shall use reasonable best efforts to delist the Shares from Nasdaq and terminate the registration of the Shares under the Exchange Act promptly after the Effective Time.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Cardiac Science to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Cardiac Science. Furthermore, the ability of “affiliates” of Cardiac Science and persons holding “restricted securities” of Cardiac Science to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Cardiac Science

The following description of Cardiac Science and its business has been taken from Cardiac Science’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Cardiac Science’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and is qualified in its entirety by reference to such reports.

Cardiac Science is a Delaware corporation with its principal executive offices located at 3303 Monte Villa Parkway, Bothell, Washington 98021. Cardiac Science’s telephone number at such principal executive offices is (425) 402-2000.

Cardiac Science was incorporated in Delaware on February 24, 2005 as CSQ Holding Company to effect the business combination of Quinton Cardiology Systems, Inc. and Cardiac Science, Inc. pursuant to a merger transaction. The merger was consummated on September 1, 2005 at which time, it changed its name to Cardiac Science Corporation. Cardiac Science develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators (“AEDs”), electrocardiograph devices (“ECG/EKG”), cardiac stress testing treadmills and systems, diagnostic workstations, Holter monitoring systems, hospital defibrillators, vital signs monitors, cardiac rehabilitation telemetry systems and cardiology data management systems (“Informatics”) that connect with hospital information (“HIS”), electronic medical record (“EMR”), and other information systems. Cardiac Science sells a variety of related products and consumables, and provides a portfolio of training, maintenance, and support services. Cardiac Science is the successor to the cardiac businesses that established the trusted Burdick®, HeartCentrix®, Powerheart® and Quinton® brands. Cardiac Science has customers in more than 100 countries worldwide and has operations in North America, Europe, and Asia.

Available Information.  Cardiac Science is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Cardiac Science’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Cardiac Science’s securities, any material interests of such persons in transactions with Cardiac Science, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Cardiac Science’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Cardiac Science, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning Cardiac Science contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Opto Circuits, Purchaser, or any of their respective affiliates or assigns, or BNY Mellon assumes responsibility for the accuracy or completeness of the information concerning Cardiac Science contained in such documents and records or for any failure by Cardiac Science to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information.  In connection with its sale process, Cardiac Science provided Opto Circuits certain prospective financial information concerning Cardiac Science, including projected revenues, gross profit, operating expense, net income (loss), Adjusted EBITDA and net cash flows provided by operating activities for the fiscal years 2010 through 2013. Adjusted EBITDA is a non-GAAP financial measure and is not a substitute for measures determined in accordance with GAAP, and may not be comparable to the same measures as reported by other companies. Cardiac Science uses Adjusted EBITDA as an integral part of the internal management reporting and planning process and is a primary measure used by Cardiac Science management to evaluate Cardiac Science’s operating performance. The prospective financial information provided to Opto Circuits by Cardiac Science is summarized below.

None of Purchaser, Opto Circuits or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give stockholders access to the information that was made available to Opto Circuits and is not included in this Offer to Purchase in order to influence any Cardiac Science stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

It is our understanding that this prospective financial information was prepared by Cardiac Science solely for internal use or use by potential acquirors who had agreed to keep it confidential in connection with the sale process and was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. To our knowledge, neither Cardiac Science’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

It is our understanding that Cardiac Science’s prospective financial information reflects numerous estimates and assumptions made by Cardiac Science management. The internal management estimates are not facts and should not be relied upon as being necessarily indicative of future results. These estimates are “forward-looking statements” and actual results may differ materially from them. Holders of Shares are cautioned not to place undue reliance on the management estimates.

We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the Transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the Transactions contemplated by the Merger Agreement will not cause customers of Cardiac Science to delay or cancel purchases of Cardiac Science’s services pending the consummation of such Transactions or the clarification of any intentions with respect to the conduct of Cardiac Science’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Cardiac Science to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Opto Circuits or Purchaser that they are viewed by Opto Circuits or Purchaser as material information of Cardiac Science. In light of the foregoing factors and the uncertainties inherent in Cardiac Science’s prospective information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this Offer to Purchase.

	Years Ending December 31,
	2010*	2011*	2012*	2013*
	(In thousands)

Total revenue	$141,487	$155,982	$175,578	$194,707
Total gross profit	$55,464	$75,992	$88,228	$100,391
Total operating expenses	$92,992	$79,071	$83,731	$88,674
Net income (loss)	$(38,080)	$(4,218)	$3,223	$11,072
Adjusted EBITDA**	$(18,258)	$4,461	$11,976	$18,437
Net cash flows provided (used) by operating activities	$(27,544)	$(9,166)	$9,189	$16,007

*	The prospective information includes certain assumptions about new revenue opportunities that Cardiac Science had separately identified to Opto Circuits. The prospective financial information does not include the effect of any anticipated future equity related financing of Cardiac Science, which would likely reduce interest expense and increase net income in any periods affected.

**	Cardiac Science defines “Adjusted EBITDA” as EBITDA (earnings before net interest, income taxes, depreciation, and amortization) before stock-based compensation and corrective action costs associated with its updated AED recall plan.

The forecast above should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cardiac Science contained elsewhere in the Offer to Purchase, in the Schedule 14D-9 and Cardiac Science’s public filings with the SEC.

9.	Certain Information Concerning Purchaser and Opto Circuits

Purchaser.  Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Opto Circuits. The principal executive offices of Purchaser is 17517 Fabrica Way, Suite H, Cerritos, CA 90703, (714) 367-2848.

Opto Circuits.  Opto Circuits is a public limited company incorporated under the laws of the nation of India. Its shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. Opto Circuits is engaged in the design, development, manufacturing, marketing and distribution of medical electronic devices and medical monitoring products employing sensing and detection techniques. Its product range includes both non-invasive and invasive products for cardiac care. The invasive product range includes stents and catheters, and the non-invasive range includes SPO2 sensors, pulse oximeters, multi parameter monitors, digital thermometers, cholesterol monitors, fluid warmers and thermal printers. The principal executive offices of Opto Circuits are located at Plot No. 83, Electronics City, Hosur Road, Bangalore, India, 560 100, and Opto Circuits’ telephone number at such principal executive offices is +91-80-28521084.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past 5 years of each of the members of the board of directors and the executive officers of Opto Circuits and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last 5 years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Opto Circuits, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Cardiac Science; (b) none of Opto Circuits, Purchaser or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Cardiac Science during the past 60 days; (c) none of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Cardiac Science including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (d) in the past 2 years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Cardiac Science or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past 2 years, there have been no negotiations, transactions or material contacts between any of Opto Circuits, Purchaser, their subsidiaries or, to the knowledge of Opto Circuits or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Cardiac Science or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Cardiac Science’s securities, an election of Cardiac Science’s directors or a sale or other transfer of a material amount of assets of Cardiac Science.

We do not believe the financial condition of Opto Circuits or Purchaser is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Opto Circuits has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger. See Section 12, “Source and Amount of Funds.”

10.	Background of the Offer; Contacts with Cardiac Science

Opto Circuits and its subsidiaries periodically review and consider potential strategic options for their companies in light of business, market and economic trends and developments. On May 25, 2010, Joseph LaPorta, the then Chief Operating Officer (who was appointed Chief Executive Officer in July 2010) of Criticare Systems Inc. (“Criticare”), a wholly-owned subsidiary of Opto Circuits headquartered in Wisconsin, contacted Dave Marver, the Chief Executive Officer of Cardiac Science, to inquire whether Cardiac Science would be open to an acquisition by Opto Circuits. Mr. Marver indicated it would be a few weeks before he could respond. On June 21, 2010, Mr. Marver contacted Mr. LaPorta and indicated that Cardiac Science was now ready for a discussion about a potential transaction. The next day, Mr. Marver informed Mr. LaPorta that Cardiac Science was exploring strategic alternatives, including a potential sale of all or part of its business. Mr. LaPorta passed this information on to the Opto Circuits board of directors. After internal discussions, the Opto Circuits board requested Mr. LaPorta to arrange an initial call with Cardiac Science management to explore a potential transaction.

Prior to the initial call, in connection with preliminary discussions and to facilitate the further exchange of confidential information in contemplation of a possible transaction between Opto Circuits and Cardiac Science, Opto Circuits and Criticare entered into a non-disclosure agreement with Cardiac Science on June 25, 2010.

On June 25 and 30, 2010, Mr. LaPorta and representatives of Opto Circuits conducted initial conference calls with Cardiac Science representatives to get an overview of Cardiac Science’s business and discuss the status and implications of recent voluntary medical device recalls by Cardiac Science related to its automated external defibrillators (“AEDs”).

The parties also discussed Cardiac Science’s expectations for new product releases, business and financial trends, staffing information and other matters.

On July 1, 2010, Thomas Dietiker, a member of the board of directors of Opto Circuits, sent Mr. Marver an e-mail, inquiring whether the Cardiac Science board would be willing to entertain an offer by Opto Circuits to acquire the entire company at a price of $2.10 per share. Mr. Marver indicated that he would confer with the Cardiac Science board of directors. On July 7, 2010, Mr. Marver indicated in a telephone conversation with Mr. Dietiker that, though the price was too low, the parties should continue their dialogue.

On July 8, 2010, Cardiac Science management conducted a call with Messrs. LaPorta and Dietiker to further discuss Cardiac Science’s business, the status of the AED recalls, a warning letter from the U.S. Food and Drug Administration (“FDA”) that Cardiac Science had received earlier in 2010 and related matters. Shortly after this call, Cardiac Science provided Opto Circuits certain documents and other materials that were responsive to Opto Circuits’ preliminary diligence requests.

After internal discussions, on July 12, 2010 Opto Circuits submitted a proposed letter of intent to the board of directors of Cardiac Science. The draft letter of intent, which was intended to be non-binding except for certain limited provisions, included a proposal by Opto Circuits to make a cash offer for the outstanding shares of Cardiac Science for $2.10 per share, subject to certain conditions. On that same day, due to Opto Circuits’ concerns about the potential costs of the recent AED recalls, representatives of Opto Circuits held another call with Cardiac Science’s management team to further discuss the costs and risks of the recalls. Later that day, Mr. Marver emailed Mr. Dietiker to let him know that the Cardiac Science board of directors would be meeting soon to discuss Opto Circuits’ proposal.

On July 22, 2010, Mr. Dietiker met with Mr. Marver and other members of Cardiac Science’s management team in person at Cardiac Science’s offices in Bothell, Washington to discuss the terms of Opto Circuits’ July 12, 2010 non-binding proposal. After those discussions, Mr. Dietiker indicated that Opto Circuits would need to complete additional due diligence and conduct further analysis of the costs and risks of the AED recalls in order to decide whether it would consider making an offer of more than $2.10 per share.

In an email correspondence between Mr. Dietiker and Mr. Marver on July 23, 2010, Mr. Dietiker indicated a willingness to consider increasing the price of its proposed offer to $2.30 per share. On July 23, 2010, Opto Circuits and Cardiac Science negotiated an addendum to the non-disclosure agreement, which they entered into on July 26, 2010. The addendum, which Opto Circuits had requested because it was aware that Cardiac Science was involved in a competitive process to sell all or a part of its business, provided that Cardiac Science would reimburse Opto Circuits for its reasonable out-of-pocket expenses (subject to a cap of $300,000) incurred during its continuing evaluation of a potential transaction with Cardiac Science in the event that Cardiac Science entered into an agreement to sell all or a material part of its business to a third-party prior to September 8, 2010. Pursuant to the addendum, Opto Circuits also agreed, for a period of 42 days after the date of the addendum, not to attempt to engage in a business combination with Cardiac Science or its affiliates or seek representation on or control of the Cardiac Science board of directors, unless specifically invited to do so in writing by Cardiac Science or its financial advisor, Piper Jaffray & Co.

Subsequently, on August 2, 2010, Mr. Dietiker informed Mr. Marver via telephone that Opto Circuits was withdrawing its previous offer of $2.10 per share due to the recent appreciation of Cardiac Science’s stock price.

On August 3, 2010, Mr. Dietiker sent Mr. Marver an e-mail indicating that the Opto Circuits board of directors would like to proceed with an offer to purchase Cardiac Science’s monitoring business. To that end, on August 5, 2010, Opto Circuits submitted a draft letter of intent, which was intended to be non-binding except for certain limited provisions. The draft letter of intent proposed the acquisition of only Cardiac Science’s monitoring business for $30 million. On the same day, Mr. Marver informed Mr. Dietiker during a telephone conversation that the price needed to be higher. On August 6, 2010, Mr. LaPorta sent a revised draft of the letter of intent relating to a potential purchase of the monitoring business with an indicated price range of $33 to $35 million. Over the course of the next several days, Opto Circuits and Cardiac Science continued to negotiate the terms of the letter of intent. On August 10, 2010, Opto Circuits was provided access to an electronic data room populated with documents and other information relating to Cardiac Science’s monitoring business. Subsequently, Opto Circuits retained outside legal counsel to assist with due diligence and negotiating a potential transaction related to the purchase of the monitoring business. On August 12, 2010, Opto Circuits and Cardiac Science

entered into the letter of intent relating to the proposed acquisition of Cardiac Science’s monitoring business by Opto Circuits.

During the week of August 16, 2010 and continuing to August 25, 2010, representatives of Opto Circuits met with the management team of Cardiac Science to conduct due diligence at Cardiac Science’s Bothell, Washington and Deerfield, Wisconsin facilities. After those sessions, Opto Circuits determined that it was not willing to proceed with an acquisition of Cardiac Science’s monitoring business at the price indicated in the signed letter of intent.

In a telephone call on August 26, 2010, Mr. Dietiker informed Mr. Marver that Opto Circuits was no longer willing to proceed with an acquisition of the monitoring business due to concerns about the challenges involved separating and subsequently operating this business independent from Cardiac Science’s AED business. Mr. Dietiker indicated that Opto Circuits was interested in re-initiating dialogue around a purchase of the entire company. On August 27, 2010, Mr. Dietiker indicated in an email to Mr. Marver that Opto Circuits was interested in pursuing an acquisition of Cardiac Science in its entirety for a price in a range of $2.10 to $2.30 per share. That same day, Mr. Marver responded briefly that he would discuss Opto Circuits’ proposal with the Cardiac Science board of directors.

On September 7, 2010, Messrs. Dietiker and Marver discussed the status of the transaction by telephone. Mr. Marver advised Mr. Dietiker that, in light of advanced progress Cardiac Science had made on other transaction alternatives, Opto Circuits would need to submit a more definitive proposal in the near term for its proposal to be seriously considered by the Cardiac Science board of directors. Mr. Marver indicated that at the request of Cardiac Science, Perkins Coie LLP (Cardiac Science’s outside legal counsel) was in the process of preparing a form of merger agreement that Cardiac Science intended to make available to any parties that were considering a proposal to acquire Cardiac Science in its entirety. Mr. Marver suggested that Opto Circuits should review and provide a mark-up of the proposed merger agreement once available if Opto Circuits intended to submit a more definitive proposal. Mr. Dietiker agreed to review the proposed merger agreement. On September 8, 2010, a draft of the merger agreement was sent to Mr. Dietiker. On September 15, 2010, Mr. Dietiker emailed Mr. Marver a preliminary mark-up of the proposed form of merger agreement, noting that it had not yet been reviewed by Opto Circuits’ outside counsel.

Based on its further due diligence, on September 18, 2010, Mr. Dietiker emailed Mr. Marver indicating that Opto Circuits may be willing to pursue an acquisition of Cardiac Science at the high end of the previously indicated range, or $2.30 per share, but wanted to know whether the Cardiac Science board of directors would entertain an offer at that price before Opto Circuits was willing to move forward with the negotiation of a definitive merger agreement. Mr. Marver responded via email on September 19, 2010 that the Cardiac Science board of directors would review the merits of such a proposal. In a telephone conversation on September 21, 2010, Mr. Marver advised Mr. Dietiker that Cardiac Science had also received a proposal relating to a potential sale of Cardiac Science’s monitoring business to another party, that such transaction had progressed to an advanced stage and that Cardiac Science’s board of directors was soon likely to be in a position to consider whether to approve that alternative transaction. Mr. Marver also suggested that, in light of the advanced stage of the other potential transaction, Opto Circuits’ proposal would need to include additional terms for Cardiac Science’s board to seriously consider a potential transaction with Opto Circuits as an alternative to the pending transaction relating to a sale of its monitoring business. The additional terms proposed by Mr. Marver, which he summarized in an email to Mr. Dietiker later that day, included a significant reverse termination fee that would be payable by Opto if the transaction failed to close under certain circumstances, a smaller reverse termination fee if the transaction failed to close under other circumstances, the absence of any financing condition, and other terms intended to provide greater certainty of closing. Mr. Dietiker replied by email on September 22, 2010 indicating that, after consideration by Opto Circuits board, Opto Circuits was not willing to proceed with the transaction on the terms outlined by Mr. Marver.

On September 28, 2010, Mr. Marver informed Mr. Dietiker by telephone that the potential third-party buyer for Cardiac Science’s monitoring business was delaying. As a result, the parties agreed that Opto Circuits would move forward with its due diligence, provided that Opto Circuits could be protected from expenses incurred until October 15, 2010 if Cardiac Science were to accept a third-party offer for its monitoring business.

On September 30, 2010, Mr. Marver emailed Mr. Dietiker regarding the proposed terms of the transaction. Among other things, Mr. Marver indicated that Cardiac Science was willing to move forward without the more restrictive terms that had been proposed on September 21, 2010, summarized certain proposed terms relating to the transaction, including the minimum tender offer condition and size of termination fees, indicated that Cardiac Science was willing to agree to the inclusion of a top-up option provision that could facilitate the consummation of a short-form merger transaction after the tender offer closed, reiterated Cardiac Science’s position that the transaction could not be subject to any financing condition, and suggested a proposed timeline for finalizing a definitive merger agreement and launching the tender offer. Mr. Marver also indicated that Cardiac Science was willing to agree to reimburse Opto Circuits for up to $300,000 of expenses if Cardiac Science entered into an agreement to sell greater than 25% of its assets to a third-party prior to October 15, 2010. On October 2, 2010, Mr. Dietiker responded by proposing additional revised terms, including a target execution date for the merger agreement of October 18, 2010.

As a result of the ongoing discussions, on October 4, 2010, Opto Circuits received a proposed addendum to the existing non-disclosure agreement, pursuant to which Opto Circuits would be reimbursed for its costs up to an amount of $300,000 if Cardiac Science were to accept the third-party offer for its monitoring business. On October 5, 2010, the parties discussed revisions to the addendum and agreed to continue with negotiations regarding a potential transaction, without the parties executing the addendum.

During the period from October 5, 2010 to October 15, 2010, representatives from Opto Circuits conducted further due diligence, including on-site visits and meeting with representatives of Cardiac Science. Additionally, on October 6, 2010, Mr. Marver provided Mr. Dietiker with information relating to Cardiac Science’s business, financial forecasts and related information.

On October 8, 2010, Opto Circuits retained outside legal counsel, Quarles & Brady LLP, to conduct additional legal due diligence and to provide assistance negotiating the merger agreement. Additionally, on October 8, 2010, representatives of Opto Circuits and Cardiac Science had a telephone call to discuss the timeline and structure of the proposed transaction. Outside counsel for both companies participated on the call. Following the call, Perkins Coie LLP provided a draft of the merger agreement to Quarles & Brady LLP, as well as access to an electronic data room populated with documents and other materials that were responsive to Opto Circuits’ further diligence requests.

On October 13, 2010, Quarles & Brady LLP delivered to Perkins Coie LLP a revised draft of the merger agreement, proposing certain changes to the terms of the agreement. Between October 14 and October 17, 2010, Quarles & Brady LLP and Perkins Coie LLP discussed the remaining open issues in the merger agreement, including the amount of Cardiac Science’s termination fee, the amount of a reverse termination fee payable by Opto Circuits and the conditions under which such reverse termination would become payable, and the threshold for the minimum tender condition related to the proposed tender offer by Opto Circuits, and exchanged multiple drafts of the agreement.

On October 16, 2010, Mr. Dietiker and Mr. Marver had a telephone conversation to discuss various matters relating to the potential transaction. Mr. Marver asked Mr. Dietiker if Opto Circuits would consider raising the price of its offer. He also conveyed his concern that Cardiac Science did not yet have an adequate understanding of how Opto Circuits intended to fund the transaction and asked for certain documentation and other information so that Cardiac Science could assure itself that Opto Circuits was capable of consummating the transaction. During the course of this discussion, Mr. Dietiker and Mr. Marver discussed the possibility of including a significant reverse termination fee in the merger agreement as one way of providing additional comfort to Cardiac Science regarding the issue of Opto Circuits’ ability to consummate the transaction. On October 17, 2010, Mr. Dietiker emailed Mr. Marver to provide feedback on the issues that had been discussed the previous day. He indicated that between its cash on hand and borrowing capacity under existing credit facilities, Opto Circuits had the ability to consummate the transaction and would be providing information from its banks the following day. He also indicated that Opto Circuits was open to the proposed reverse termination fee but suggested that the amount of Cardiac Science’s termination fee should be the same amount. Finally, he indicated that Opto Circuits was not willing to increase its offer beyond the $2.30 per share price it had previously proposed. Later that day, Mr. Dietiker and Mr. Marver had a further discussion about these issues.

On the morning of October 18, 2010, Mr. Dietiker emailed information regarding Opto Circuits’ ability to consummate the transaction. That same morning, Mr. Dietiker advised Mr. Marver by telephone that as a result of discussions among members of Opto Circuits board of directors, Opto Circuits had determined that although it was willing to agree to a reverse termination fee that would be payable if Opto Circuits failed to launch or consummate the tender offer in violation of the merger agreement, it would not agree to a higher termination fee than the termination fee that Cardiac Science would have to pay under the circumstances outlined in the agreement. Mr. Marver indicated that, as long as the merger agreement allowed Cardiac Science to elect between requiring Opto Circuits to pay the termination fee or pursuing other remedies if Opto Circuits breached the agreement, he was favorably inclined towards setting the parties’ respective termination fees at the same level and that the Cardiac Science board of directors would consider Opto Circuits’

position with regard to the size of its termination fee relative to Cardiac Science’s termination fee. On the afternoon of October 18, 2010, the Cardiac Science board of directors reviewed the terms of the transaction and obtained a fairness opinion from its financial advisor, Piper Jaffray & Co., regarding the fairness of the transaction, from a financial point of view, to Cardiac Science’s stockholders, after which the Cardiac Science board of directors unanimously approved the proposed merger agreement, the Offer and the Merger.

In the early morning of October 19, 2010, the parties executed a definitive merger agreement. The parties issued a press release announcing the transaction later in the morning on October 19, 2010. On October 29, 2010, the parties entered into Amendment No. 1 to the merger agreement. The amendment made certain technical corrections to the merger agreement originally entered into, including corrections to certain internal section cross references.

11.	Purpose of the Offer and Plans for Cardiac Science; Merger Agreement

Purpose of the Offer and Plans for Cardiac Science.  The purpose of the Offer and the Merger is for Opto Circuits, through Purchaser, to acquire control of, and the entire equity interest in, Cardiac Science. Pursuant to the Merger, Opto Circuits will acquire all of the capital stock of Cardiac Science not purchased pursuant to the Offer, the Top-Up Option or otherwise. Stockholders of Cardiac Science who sell their Shares in the Offer will cease to have any equity interest in Cardiac Science or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Cardiac Science. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Cardiac Science will not bear the risk of any decrease in the value of Cardiac Science.

If the Offer is consummated, Opto Circuits is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Cardiac Science. See “— The Merger Agreement — Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (which we also refer to as the consummation of the Offer), Opto Circuits will acquire the remaining Shares pursuant to the Merger. Prior to the Merger, we may acquire additional Shares pursuant to the Top-Up Option.

Opto Circuits and Purchaser are conducting a detailed review of Cardiac Science and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Opto Circuits and Purchaser will continue to evaluate the business and operations of Cardiac Science during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Opto Circuits has informed Cardiac Science that it currently intends to retain certain members of Cardiac Science’s management team following the consummation of the Merger. As part of these retention efforts, Opto Circuits may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with Cardiac Science’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the consummation of the Merger and would not become effective until the consummation of the Merger. Following the Offer and the Merger, Opto Circuits intends to review the information and matters above as part of a comprehensive review of Cardiac Science’s business, operations, capitalization and management with a view to optimizing development of Cardiac Science’s potential in conjunction with Opto Circuits’ existing businesses. Possible changes could include changes in Cardiac Science’s business, operations, corporate structure, charter, by-laws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, Opto Circuits and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Opto Circuits has any present plans or proposals that would result in an extraordinary corporate transaction involving Cardiac Science or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Cardiac Science’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Opto Circuits and Purchaser have filed with the Commission on November 1, 2010 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8, “Certain Information Concerning Cardiac Science — Available Information.”

The Offer.  The Merger Agreement provides that Purchaser will, and Opto Circuits will cause Purchaser to, commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13, “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept and pay for all Shares validly tendered pursuant to the Offer and not validly withdrawn by the Expiration Date. For purposes of the Merger Agreement, “Expiration Date” means 12:00 midnight, New York City time, on November 30, 2010, as the same may (or, to the extent required by the Merger Agreement, shall) be extended or re-extended from time to time. Opto Circuits and Purchaser expressly reserve the right (but are not obligated), at any time or from time to time, to waive any condition to the Offer or modify the terms of the Offer in any respect; provided that, pursuant to the Merger Agreement, Opto Circuits and Purchaser have agreed that they will not, without the prior written consent of Cardiac Science, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify, or waive the Minimum Tender Condition, (d) impose conditions to the Offer that are different than or in addition to the Offer Conditions, or (e) otherwise amend the Offer in any manner materially adverse to the holders of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (see Section 13, “Conditions of the Offer”), Purchaser will accept and pay for, and Opto Circuits will cause Purchaser to accept and pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. Opto Circuits and Purchaser (a) may, in their sole discretion, without Cardiac Science’s consent, extend the Offer for any period if, on any then-scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived, until such time as such condition or conditions are satisfied or waived; and (b) shall extend the Offer (1) for any period required by any rule, regulation, interpretation, or position of the Commission, the staff thereof, or the Nasdaq Stock Market applicable to the Offer, (2) for a period beginning on the commencement of, and ending 10 business days after the cessation of, (A) any general suspension in trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the U.S., (B) a declaration of a banking moratorium or any suspension of payments in respect of a banking moratorium or any suspension of payments in respect of banks in the U.S. (whether or not mandatory), or (C) any limitation (whether or not mandatory) imposed by any governmental entity on the extension of credit by banks or other lending institutions in the U.S., and (3) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any applicable competition, antitrust, or investment laws of jurisdictions other than the U.S. shall have expired or been terminated. In any event, Opto Circuits and Purchaser are not required to and cannot extend the Offer (x) beyond January 15, 2011 or (y) at any time that Opto Circuits or Purchaser are permitted to terminate the Merger Agreement. See Sections 1, “Terms of the Offer” and Section 13, “Conditions of the Offer.”

In addition, Opto Circuits and Purchaser expressly reserve the right to, in their sole discretion, following acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as long as such period (including any extensions thereof) does not exceed 20 business days.

Unless the Merger Agreement is terminated in accordance with the termination provision therein, neither Opto Circuits nor Purchaser will terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Cardiac Science, in its sole discretion. If the Merger Agreement is terminated in accordance with the termination provisions therein and before Purchaser has accepted for payment the Shares tendered in the Offer, Purchaser shall promptly, irrevocably, and unconditionally terminate the Offer and will not acquire any Shares pursuant to the Offer. If the Offer is terminated prior to the purchase of Shares in the Offer, Purchaser shall promptly return, or cause any depositary acting on its behalf, to promptly return all tendered Shares to the tendering stockholders.

Recommendation.  Cardiac Science has represented to Opto Circuits and Purchaser under the Merger Agreement that its board of directors (at a meeting duly called and held) has unanimously (a) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of, the stockholders of Cardiac Science, (b) adopted and approved the Merger Agreement and the Transactions and declared it advisable that Cardiac Science enter into the Merger Agreement and consummate the Transactions, (c) resolved to recommend that Cardiac Science’s stockholders accept the Offer and approve the Merger, and (d) approved taking all actions so that the restrictions contained in Cardiac Science’s certificate of incorporation, the restrictions on “business combinations” set forth in Section 203 of the DGCL, and the restrictions on “significant business transactions” set forth in Chapter 23B.19 of the Washington Business Corporation Act (“WBCA”) will not apply to the execution, delivery, or performance of the Merger Agreement or to the consummation of the related Transactions, including the Merger.

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon the closing of the Offer and from time to time thereafter, Opto Circuits has the right to designate the number of directors (rounded up to the next whole number) on Cardiac Science’s board of directors that equals the product of (i) the total number of directors on Cardiac Science board of directors and (ii) the percentage of outstanding Shares beneficially owned by Opto Circuits and/or Purchaser. Cardiac Science will, at Opto Circuits’ written request, cause Opto Circuits’ designees to be elected or appointed to Cardiac Science’s board of directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors, as instructed by Opto Circuits. Cardiac Science will also cause Opto Circuits’ designees to constitute the proportional number of members (rounded up to the next whole number) on each board committee, subject to applicable law and the Nasdaq Marketplace Rules. Following the effective time, Opto Circuits will have the sole right to determine the number of and which individuals will serve as directors of the surviving corporation.

Following election or appointment of Opto Circuits’ designees to Cardiac Science’s board of directors and until the effective time of the Merger, the Merger Agreement provides that Cardiac Science’s board of directors will at all times include at least three continuing directors (“Continuing Directors”), who are directors that were members of Cardiac Science’s board of directors as of the date of the Merger Agreement (or a person selected by the Continuing Directors then in office), each of whom must be an independent director for purposes of the Nasdaq Marketplace Rules and who must be eligible to serve on Cardiac Science’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules, and at least one of whom must be an “audit committee financial expert” as defined in Regulation S-K. If Opto Circuits’ designees are elected or appointed to Cardiac Science’s board of directors prior to the effective time of the Merger, the approval of a majority of Continuing Directors shall be required to (i) terminate the Merger Agreement or (ii) amend or modify the Merger Agreement, or waive or exercise any rights of Cardiac Science under the Merger Agreement, or extend the time for performance of any of the obligations of Opto Circuits or Purchaser under the Merger Agreement or amend Cardiac Science’s certificate of incorporation or bylaws, in each case in a manner adverse to the stockholders.

Top-Up Option.  Pursuant to the Merger Agreement, Cardiac Science has granted to Opto Circuits and Purchaser, subject to certain conditions, an irrevocable option (the “Top-Up Option”) to purchase from Cardiac Science, at a price per share equal to the Offer Price, the number of newly issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Opto Circuits and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares issued and outstanding immediately after the issuance of all Shares subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds the number of Shares authorized and unissued (treating Shares owned by Cardiac Science as treasury stock as unissued) and not reserved for issuance at the time of the exercise of the Top-Up Option with respect to any RSUs or any In the Money Options. The Top-Up Option is exercisable only after the purchase of and payment for Shares by Purchaser pursuant to the Offer and prior to the effective time of the Merger or the earlier termination of the Merger Agreement. The aggregate purchase price for the Top-Up Option Shares will be determined by multiplying the number of such shares by the Offer Price, and may be paid by Opto Circuits or Purchaser, at their election, either in cash or a combination of cash and a promissory note payable to Cardiac Science having a principal amount equal to such purchase price less the amount paid in cash. The terms of such promissory note are set forth in the Merger Agreement. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Opto Circuits and Purchaser to effect a “short-form” merger pursuant to applicable law at a time when the approval of the Merger at a meeting of Cardiac Science’s stockholders would be assured because of Opto Circuits’ and Purchaser’s ownership of a majority of the Shares following completion of the Offer. This short-form merger would allow the Merger to be effected in a shorter time period.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cardiac Science and Cardiac Science will be the surviving corporation.

Charter, Bylaws, Directors, and Officers.  At the effective time of the Merger, the certificate of incorporation of Cardiac Science in effect immediately prior to the effective time will be amended and restated in full in the manner attached to the Merger Agreement and the amended and restated certificate of incorporation will be the certificate of incorporation of the surviving corporation, until thereafter amended. Also at the effective time of the Merger, the bylaws of Cardiac Science will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the effective time (except as to the name of the surviving corporation, which shall be Cardiac Science Corporation). The directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation after the Merger. The officers of Cardiac Science immediately prior to the effective time of the Merger will be the officers of the surviving corporation after the Merger.

Conversion of Shares.  Each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Cardiac Science, or Shares owned by Opto Circuits, Purchaser, or any other direct or indirect wholly owned subsidiary of Opto Circuits, or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the effective time of the Merger into the right to receive the Merger Consideration, payable to such holder upon surrender of book-entry shares or the certificates formerly representing such Shares, without interest and less any required withholding taxes. At the effective time of the Merger, each Share held in the treasury of Cardiac Science and each Share owned by Opto Circuits, Purchaser, or any other direct or indirect wholly owned subsidiary of Opto Circuits will be canceled and no payment or distribution will be made with respect to such shares. At the effective time of the Merger, each share of Purchaser’s common stock issued and outstanding immediately prior to the effective time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Any Shares that are issued and outstanding immediately prior to the effective time of the Merger and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing an appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such stockholder shall have effectively withdrawn or lost (through failure to perfect or otherwise) such stockholder’s right to obtain payment of the fair value of such stockholder’s Dissenting Shares under Section 262 of the DGCL. Such stockholder shall instead be entitled only to such rights with respect to such Dissenting Shares as may be granted under Section 262 of the DGCL. From and after the effective time of the Merger, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the effective time). If any stockholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such stockholder’s right to obtain payment of the fair value of such stockholder’s Dissenting Shares under Section 262 of the DGCL, then, as of the later of the effective time of the Merger and the occurrence of such effective withdrawal or loss, such stockholder’s Shares shall no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the effective time, shall be treated as if they had as of the effective time been converted into the right to receive the Merger Consideration, without interest.

Exchange of Certificates and Book-Entry Shares.  At or prior to the closing of the Merger, Opto Circuits shall deliver in trust to BNY Mellon, for the benefit of the holders of Shares at the effective time of the Merger, sufficient funds for timely payment of the aggregate Merger Consideration to be paid in respect of certificates and book-entry shares, assuming no Dissenting Shares. If the amount delivered is insufficient, Opto Circuits shall promptly deliver, or cause to be delivered, additional funds to BNY Mellon equal to the deficiency.

Treatment of Stock Options and Cardiac Science’s Purchase Plan.  The Merger Agreement provides that, at the effective time of the Merger, each outstanding and unexercised option to acquire shares of Cardiac Science’s common stock granted under Cardiac Science’s stock option plans and that has an exercise price per share of Cardiac Science common stock less than the Merger Consideration (an “In the Money Option”) (excluding any purchase rights outstanding under Cardiac Science’s Employee Stock Purchase Plan (“ESPP”)), will automatically be cancelled and will, in substitution for and full settlement of such option, thereafter solely represent the right to receive from Opto Circuits an amount, less any required withholding taxes, in cash equal to the product (such product, the “Option Consideration”) of (x) the Merger Consideration less the exercise price per share of the common stock of such option and (y) the number of Shares subject to such option. Before the effective time of the Merger, Cardiac Science will take all actions necessary to provide for (i) the acceleration of vesting of all In the Money Options so that all In the Money Options will be fully vested immediately prior to the effective time and (ii) the termination of all In the Money Options in exchange for the Option Consideration. Each option that is not an In the Money Option will not be assumed or substituted for and will terminate at the effective time of the Merger. Cardiac Science will provide written notice to each option holder informing such holder of the effect of the Merger on the options. Each RSU of Cardiac Science common stock that is outstanding immediately prior to the effective time of the Merger shall be cancelled at the effective time, and the holder of such RSU will, in full settlement of such RSU, be entitled to receive from Opto Circuits an amount, subject to any required withholding of taxes, in cash equal to the product of (i) the Merger Consideration and (ii) the maximum number of shares of common stock subject to such RSU. As provided in the Merger Agreement, Cardiac Science’s ESPP will continue to be operated in accordance with its terms and past practice for the current purchase period, subject to certain changes that may be necessary so that the purchase date occurs prior to the closing of the Offer. Further, Cardiac Science shall take action to (i) clarify that no new participants may commence participation in the ESPP in the current purchase period, (ii) suspend the commencement of any future purchase periods after the date of the Merger Agreement, unless and until the Merger Agreement is terminated, and (iii) terminate the ESPP as of the Offer closing date.

Representations and Warranties.  In the Merger Agreement, Cardiac Science has made customary representations and warranties to Opto Circuits and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Cardiac Science’s stockholders required to approve the Merger, consents and approvals, compliance with law, public filings, inventory, accounts receivable, undisclosed liabilities, material contracts, financial statements, litigation, environmental matters, employee benefit plans, labor and employment matters, insurance, assets and properties, tax matters, intellectual property, information to be included in this Offer to Purchase, the Schedule TO and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in the Schedule 14D-9 and any proxy or information statement to be sent to stockholders in connection with the Merger, FDA regulatory compliance, state takeover statutes, related party transactions, the opinion of Piper Jaffray & Co. and brokers’ fees, ethical practices, and stockholders’ rights agreements. Each of Opto Circuits and Purchaser has made customary representations and warranties to Cardiac Science with respect to, among other matters, organization and qualification, authority, consents and approvals, information to be included in Offer Documents and in the Schedule 14D-9 and any proxy or information statement to be sent to stockholders in connection with the Merger, litigation, ownership of capital stock, compliance with laws, Purchaser’s operations, brokers’ fees, and availability of funds to pay the Offer Price.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been, with respect to the representations and warranties of Cardiac Science, qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement — the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive the Effective Time or the termination of the Merger Agreement and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.  The Merger Agreement obligates Cardiac Science, between the date of the Merger Agreement and the earlier of (i) such time as Opto Circuits’ designees first constitute at least a majority of Cardiac Science’s board of directors, (ii) the effective time of the Merger, or (iii) the date, if any, on which the Merger Agreement is terminated (except pursuant to law, with the written consent of Opto Circuits, or as contemplated by the Merger Agreement), to conduct its businesses only in the ordinary course of business and in a manner consistent with prior practice and in all material respects consistent with past practice, and to the extent consistent therewith, Cardiac Science and its subsidiaries shall use commercially reasonable efforts to preserve intact their business organization and to maintain existing relationships of Cardiac Science with customers, suppliers and other persons with which Cardiac Science has business relations. The Merger Agreement also contains specific restrictive covenants as to certain activities of Cardiac Science between the date of the Merger Agreement and the earlier of the three events noted above, which provide that Cardiac Science will not take certain actions without the prior written consent of Opto Circuits including, among other things and subject to certain exceptions, (a) amending its certificate of incorporation or bylaws (or equivalent organizational documents), (b) except for the issuance of stock pursuant to outstanding options or the ESPP, issuing, delivering, selling, disposing of, pledging, or otherwise encumbering, or authorizing or proposing such actions relating to (i) any shares of capital stock of any class or any other ownership interest of Cardiac Science or its subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any such shares or interest, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such shares or interest, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of such stock or interest, or (ii) any other securities of Cardiac Science or its subsidiaries in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, (c) redeeming or repurchasing its securities, (d) splitting, combining, subdividing, or reclassifying any Shares or declaring, setting aside or paying any dividends or other distributions in respect of any Shares, (e) adopting a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of Cardiac Science or any of its subsidiaries, (f) taking any action regarding assets that are material to Cardiac Science and its subsidiaries (other than the sale of inventory in the ordinary course of business), (g) incurring or guaranteeing any material indebtedness, (h) increasing the compensation of its directors, officers, or key employees (except in the ordinary course of business) or entering into new employment or severance protection agreements with the same, (i) terminating or amending any benefit plans (except as permitted in the Merger Agreement or in the ordinary course of business), (j) changing accounting methods (except as required by GAAP or applicable law), (k) making or authorizing capital expenditures in excess of $50,000 (other than those permitted in the Merger Agreement), (l) settling or compromising any material claim by or against Cardiac Science, (m) ceasing any insurance coverage, or (n) agreeing to take any of the foregoing actions.

Access to Information.  Cardiac Science shall (and shall cause each of its subsidiaries to) afford to representatives of Opto Circuits reasonable access, in a manner not disruptive to the operations of the business of Cardiac Science and its subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the effective time of the Merger, to the properties, books and records of Cardiac Science and its subsidiaries. Cardiac Science and its subsidiaries are not required to disclose any information if such disclosure would, in the reasonable judgment of Cardiac Science, (a) cause significant competitive harm to Cardiac Science or its subsidiaries if the Merger and related transactions are not consummated, (b) violate applicable law or the provisions of any agreement to which Cardiac Science or any of its subsidiaries is a party or (c) jeopardize any attorney-client or other legal privilege. Opto Circuits and its representatives are not authorized to undertake any further investigation of Cardiac Science, including environmental investigations or sampling at any of the properties owned, operated or leased by Cardiac Science or its subsidiaries.

Acquisition Proposals.  In the Merger Agreement, Cardiac Science has agreed not to, unless and until the effective time of the Merger or the termination of the Merger Agreement, (i) initiate, solicit, knowingly encourage (including by way of providing information except information relating to the existence of these provisions), or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any Acquisition Proposal (as defined below), or (ii) participate in any discussions or negotiations relating to any Acquisition Proposal. Cardiac Science further agreed to terminate any existing solicitation, encouragement, discussion, or negotiations with any person that relate to any Acquisition Proposal. The Merger Agreement requires Cardiac Science, promptly after the date of the Merger Agreement, to instruct each person that has executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of Cardiac Science to promptly return or destroy all information, documents and materials relating to such Acquisition Proposal or Cardiac Science or its businesses, operations or affairs previously furnished by Cardiac Science or any of its representatives in accordance with the terms of any such confidentiality agreement.

The Merger Agreement allows Cardiac Science to furnish information pursuant to a confidentiality agreement and participate in discussions or negotiations with any person making an unsolicited, bona fide written Acquisition Proposal prior to the closing of the Offer that Cardiac Science’s board of directors determines constitutes or could reasonably be likely to result in a Superior Proposal (as defined below), if the following conditions are met: (a) no breach by Cardiac Science of its obligations related to non-solicitation has contributed to the making of the Acquisition Proposal; and (b) if the benefits and terms of the confidentiality agreement entered into with the third-party are more favorable to the third-party than those terms in Cardiac Science’s confidentiality agreement with Opto Circuits, then such terms must be extended to Opto Circuits. The Merger Agreement requires Cardiac Science to notify Opto Circuits promptly upon the receipt of any Acquisition Proposal and to disclose the material terms and conditions thereof and to keep Opto Circuits reasonably informed of the status and details thereof.

The Merger Agreement further provides that neither Cardiac Science’s board of directors nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in any manner adverse to Opto Circuits or Purchaser, the approval or recommendation by Cardiac Science’s board of directors or by the stockholders of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (a “Change of Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than the Merger Agreement, or (iii) cause or permit Cardiac Science to enter into any letter of intent, agreement in principle, acquisition agreement, or other similar agreement or understanding related to any Acquisition Proposal. The Merger Agreement does permit, however, Cardiac Science’s board of directors to effect a Change of Recommendation prior to the closing of the Offer if: (a) Cardiac Science’s board of directors has received an Acquisition Proposal (that has not been withdrawn) that constitutes a Superior Proposal; (b) Cardiac Science’s board of directors determines in good faith (after considering in good faith any counter-offer or proposal made by Opto Circuits during the five-day period contemplated by clause (d) below), that the failure to effect a company Change of Recommendation in light of such Superior Proposal would be inconsistent with its fiduciary obligations to Cardiac Science’s stockholders under applicable law; (c) Cardiac Science has given Opto Circuits prompt written notice advising of its decision to take such action and the reasons therefore, including the material terms and conditions of the Acquisition Proposal; and (d) Cardiac Science shall have given Opto Circuits five business days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if Opto Circuits proposes to revise the terms of the Merger Agreement or make another proposal, Cardiac Science shall have, during such period, negotiated in good faith with Opto Circuits with respect to such proposed revisions or other proposal. Further, other than in connection with an Acquisition Proposal, if Cardiac Science’s board of directors determines in good faith, after consultation with its legal counsel, that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of Cardiac Science under applicable law, then Cardiac Science’s board of directors may make a Change of Recommendation.

Nothing in the Merger Agreement prohibits Cardiac Science’s board of directors from taking and disclosing to Cardiac Science’s stockholders a position contemplated by Rule 14e-2(a), Rule 14D-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable law (including, without limitation, any amendments to its Schedule 14D-9 relating to a Change of Recommendation) if Cardiac Science’s board of directors determines, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable law and any such disclosure which would otherwise constitute a withdrawal, change or modification of the approval or recommendation of Cardiac Science’s board of directors, shall not be deemed to constitute such a withdrawal, change or modification with respect to the Merger for the purposes of the Merger Agreement if Cardiac Science’s board of directors expressly, publicly reaffirms its approval and recommendation of the Merger Agreement within five business days after a request by Opto Circuits to do so.

Under the Merger Agreement: “Acquisition Proposal” means any written inquiry, proposal or offer made by any person, persons or group of persons other than Opto Circuits, Purchaser or any affiliate thereof relating to (a) the acquisition, other than in the related transactions, of the beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of the Shares, (b) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving Cardiac Science, (c) any sale of assets, license (other than any non-exclusive license entered into in the ordinary course of business), joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction which would, directly or indirectly, result in any person or persons other than Opto Circuits, Purchaser or any affiliate thereof acquiring or licensing assets (including equity interests of any subsidiary or affiliate of Cardiac Science) representing directly or indirectly, 15% or more of the net revenues, net income or assets (in the case of assets, determined by reference to book value or fair market value) of Cardiac Science and its subsidiaries, taken as a whole, (d) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any person other than Opto Circuits, Purchaser or any affiliate thereof beneficially owning more than 15% of the Shares or (e) any combination of the foregoing; and “Superior Proposal” means any Acquisition Proposal (with all of the percentages in the definition of Acquisition Proposal increased to 51%) that Cardiac Science’s board of directors determines, after consultation with its financial advisor and outside counsel, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the Acquisition Proposal and the Merger Agreement, and if consummated, would result in a transaction more favorable to Cardiac Science’s stockholders from a financial point of view than the contemplated Merger transactions (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Opto Circuits).

Employee Benefit Matters.  In the Merger Agreement, Opto Circuits has agreed with Cardiac Science that for a period of twelve (12) months from the effective time of the Merger, Opto Circuits will: (i) provide or cause its subsidiaries (including the surviving corporation) to provide each of the employees of Cardiac Science and its subsidiaries with base salary or wage rates and other cash compensation that, in the aggregate, are substantially comparable to those in effect for such employees immediately prior to the effective time of the Merger and (ii) either (A) maintain or cause its subsidiaries (including the surviving corporation) to maintain the benefit plans at the benefit levels in effect on the date of the Merger Agreement or (B) provide or cause its subsidiaries (including the surviving corporation) to provide employee benefits (including, without limitation, retirement, health and life insurance benefits but excluding equity based benefits) that, in the aggregate, are substantially comparable to each employee and such employee’s spouse and dependents to those in effect under the benefit plan immediately prior to the effective time of the Merger. As of the effective time of the Merger, Opto Circuits shall honor or cause to be honored, in accordance with their terms, all benefit agreements and all incentive, bonus, individual benefit, employment, employment termination, severance and other compensation agreements, plans and arrangements, including Cardiac Science’s executive change-in-control and general severance and retention plans, existing immediately prior to the execution of the Merger Agreement, that are between Cardiac Science or any of its subsidiaries and any current or former officer, director or employee thereof or for their benefit, provided that the foregoing shall not apply to any officer, director or employee who has entered into or will enter into an individual agreement with Opto Circuits or Opto Circuits’ subsidiaries.

Under the Merger Agreement, Opto Circuits must treat, and cause each benefit plan, program, practice, policy and arrangement maintained by Opto Circuits or its subsidiaries (including the surviving corporation) or affiliates following the effective time of the Merger and in which any of the employees participate or are eligible to participate to treat, for purposes of determining eligibility, vesting, accrual of and entitlement to benefits (but not for accrual of benefits under any “pension plan,” as defined in Section 3(2) of ERISA) and all other purposes, all service with Cardiac Science and its subsidiaries (or predecessor employers) as service with Opto Circuits and its subsidiaries. Such service, if resulting in the duplication of benefits, will not be recognized. Opto Circuits must also cause each welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived, satisfied or not included under the corresponding benefit plan, and (ii) to recognize for each employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Opto Circuits plan any deductible, co-payment and out-of-pocket expenses paid by the employee and his or her spouse and dependents under a corresponding benefit plan during the calendar year in which occurs the later of the effective time of the Merger and the date on which the employee begins participation in such Opto Circuits plan.

Publicity.  Both Opto Circuits and Cardiac Science released an initial press release regarding the Merger that was mutually acceptable. Between the date of the Merger Agreement and the earlier of the closing of the Offer and the termination of the Merger Agreement, neither Opto Circuits nor Cardiac Science may issue a press release or make any public announcement with respect to the Merger without the prior approval of the other party, subject to exceptions as required by law or listing agreements with national securities exchanges, in which case the disclosing party must use its reasonable best efforts to consult in good faith with the other party prior to making such public announcement.

Indemnification and Insurance.  The Merger Agreement provides that, from and after the effective time of the Merger, Opto Circuits shall, and shall cause the surviving corporation to, indemnify each present (as of the effective time of the Merger) and former officer and director of Cardiac Science (or any subsidiary or parent corporation thereof) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the effective time of the Merger (including the Merger transactions) to the fullest extent permitted by and subject to the limitations in applicable law, and Opto Circuits shall, and shall cause the surviving corporation to, promptly advance expenses as incurred to the fullest extent permitted by law. The Merger Agreement provides that the provisions relating to indemnification in the certificate of incorporation and bylaws of the surviving corporation will not be amended, repealed or modified after the effective time of the Merger in any manner that would materially adversely affect the rights of the indemnified parties thereunder, unless required by law.

The Merger Agreement further provides that Opto Circuits and the surviving corporation shall maintain, for a period not less than six years after the effective time of the Merger, the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained as of the date of the Merger Agreement by Cardiac Science and its subsidiaries for the Indemnified Parties and any other employees, agents, or other individuals otherwise covered by such policies prior to the effective time of the Merger. However, in lieu of the purchase of such insurance by Opto Circuits or the surviving corporation, Cardiac Science may, at its option, prior to the effective time of the Merger, purchase a six-year extended reporting period or “tail” policy for directors’ and officers’ liability insurance and fiduciary liability insurance providing at least the same coverage with respect to matters occurring at or prior to the effective time of the Merger.

Proxy Statement and Stockholders Meeting.  If the adoption of the Merger Agreement by the stockholders of Cardiac Science is required by the DGCL, so long as Cardiac Science’s board of directors shall not have effected a Change of Recommendation, (a) Cardiac Science shall take all action necessary in accordance with applicable law, its governing documents, and the Nasdaq Marketplace Rules to call, give notice of, convene and hold a meeting of Cardiac Science’s stockholders as soon as is reasonably practicable following the closing of the Offer for the purpose of approving the Merger Agreement, and (b) in connection with the Cardiac Science stockholders meeting, as soon as is reasonably practicable following the closing of the Offer, Cardiac Science shall prepare and file with the Commission a proxy statement relating to the Merger and the Merger Agreement and furnish the information required to be provided to the stockholders of Cardiac Science pursuant to the DGCL and the Exchange Act. However, if upon the date initially fixed for the Cardiac Science stockholders meeting, certain regulatory approval has not been received, Cardiac Science may reschedule or adjourn the stockholders meeting to such later date as Cardiac Science, in its reasonable discretion, considers to be more proximate to the probable satisfaction of such conditions. At the Cardiac Science stockholders meeting, Opto Circuits shall vote or cause to be voted all of the Shares owned of record by Opto Circuits or Purchaser in favor of the adoption of the Merger Agreement and the approval of the Merger, and Opto Circuits shall use its reasonable best efforts to deliver or provide (or cause to be delivered or provided), in its capacity as a stockholder, any other approvals required by law to effect the Merger. Notwithstanding the above, if following the Offer and any subsequent offering period, Opto Circuits and its subsidiaries own at least 90% of the outstanding Shares, the parties shall take all necessary action to cause the Merger to become effective as soon as practicable after the closing of the Offer without a meeting of the Cardiac Science stockholders.

Reasonable Best Efforts.  The Merger Agreement provides that, subject to its terms and conditions, Cardiac Science and Opto Circuits will use their reasonable best efforts to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions; (ii) obtain from any governmental entities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Cardiac Science, Opto Circuits or any of their subsidiaries in connection with the authorization, execution, delivery and performance the Merger Agreement and the consummation of the Transactions; (iii) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to the Merger that are required under any applicable state or federal securities laws, any applicable competition, antitrust, or investment laws of jurisdictions other than the U.S., or any other applicable law (provided that Cardiac Science and Opto Circuits will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party); (iv) furnish all information required for any application or other filing to be made pursuant to any applicable law in connection with the Transactions; (v) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the Transactions; (vi) permit the other parties to review any material communication delivered to, and consult with the other parties in advance of any meeting or conference with, any governmental entity relating to the Transactions or in connection with any proceeding by a private party relating thereto, and giving the other party the opportunity to attend and participate in such meetings and conferences; (vii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions; and (viii) execute and deliver any additional instruments necessary to consummate the Transactions.

No Control Over the Other Party’s Business.  The Merger Agreement provides that neither Opto Circuits or Cardiac Science, directly or indirectly, has the right to control or direct the operations of the other prior to the date of the closing of the Offer.

Rule 14d-10 Matters.  Notwithstanding anything in the Merger Agreement to the contrary and subject to provisions therein, Cardiac Science will not, on or after the date of the Merger Agreement and prior to the closing of the Offer, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, to any former, current or future director, officer or employee of Cardiac Science (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the compensation committee of Cardiac Science’s board of directors shall have taken all such steps as may be necessary to (i) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement. Cardiac Science shall, prior to the closing of the Offer, take such actions necessary and appropriate to ratify, confirm and approve, in accordance with Rule 14d-10, compensation paid or payable to any directors, officers or employees under any benefit plan or benefit agreement or otherwise in connection with the Merger and related transactions.

Rule 16b-3 Matters.  The Merger Agreement requires that, prior to the closing of the Offer, Cardiac Science must use its reasonable best efforts to cause any disposition of common stock resulting from the Merger and related transactions by each individual who is subject to Section 16(a) of the Exchange Act to be exempt under Rule 16b-3.

Delisting.  Cardiac Science agrees to use its reasonable best efforts to delist the Shares from Nasdaq and to terminate the registration of the Shares under the Exchange Act. However, such delisting or termination shall not be effective until after the effective time of the Merger. Opto Circuits agrees to use its reasonable best efforts to cause the surviving corporation to file with the Commission a Form 25 on the closing date and a Form 15 on the first business day that is at least 10 days after the date the Form 25 is filed.

Withholding.  Opto Circuits, Purchaser, and BNY Mellon are entitled to deduct and withhold from the consideration payable under the Merger Agreement to holders of common stock, options, or RSUs such amounts as is required with respect to the making of tax payments required by law. Such withheld amounts shall be treated as having been paid to the holder of the common stock, options, or RSUs to whom such amounts would otherwise have been paid.

Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other taxes and fees (including penalties and interest) incurred in connection with the Offer and Merger shall be paid by Opto Circuits and Purchaser when due, and Opto Circuits and Purchaser will indemnify Cardiac Science and holders of common stock, options, and RSUs against liability for such taxes.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of Cardiac Science, on one hand, and Opto Circuits and Purchaser, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the appropriate party, if permitted) of the following conditions, among others: (a) prior to the effective time of the Merger, if required by the DGCL, the Merger Agreement will have been approved by Cardiac Science stockholders in accordance with the DGCL; (b) no governmental entity having jurisdiction over Cardiac Science, Opto Circuits, or Purchaser will have issued an order, decree, or ruling enjoining or otherwise prohibiting consummation of the Merger or the other Transactions substantially on the terms contemplated by the Merger Agreement; (c) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any applicable competition, antitrust, or investment laws of jurisdictions other than the U.S. shall have expired or been terminated; and (d) Purchaser will have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (though such is not a condition to the obligation of Opto Circuits or Purchaser to consummate the Merger if the failure to satisfy such condition arises from Opto Circuit’s or Purchaser’s breach of any provision of the Merger Agreement). Cardiac Science, Opto Circuits, and Purchaser may not rely on the failure of any of the above conditions to be satisfied if the failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Transactions.

Termination.  The Merger Agreement provides that it may be terminated, and the Offer, and Merger and the other Transactions may be abandoned at any time prior to the effective time of the Merger:

(a) by mutual consent of Cardiac Science and Opto Circuits;

(b) by either Cardiac Science or Opto Circuits, upon written notice to the other: (i) if the closing of the Offer has not occurred on or prior to January 15, 2011, (the “Termination Date”), provided the failure of the Offer closing to occur was not due primarily to the terminating party’s failure to fulfill its obligations under the Merger Agreement; or (ii) if any governmental entity having jurisdiction over Cardiac Science, Opto Circuits, or Purchaser has issued a final and non-appealable order, decree, or ruling, or taken any other action, that has permanently enjoined or otherwise prohibited the consummation of the Merger and related Transactions substantially as contemplated by the Merger Agreement, unless the terminating party has not complied with its obligations to use its best efforts to consummate the Transactions and comply with applicable law, as set forth in the Merger Agreement;

(c) by Cardiac Science, (i) upon fulfilling its obligations under the Merger Agreement related to potential Acquisition Proposals and/or a Change of Recommendation; or (ii) if (A) Purchaser fails to commence the Offer and such breach is not cured within three business days following receipt of written notice from Cardiac Science, (B) the Offer expires or has been terminated without Purchaser having purchased any Shares pursuant thereto, provided such failure to purchase was not due to Cardiac Science’s failure to fulfill any covenants or agreements contained in the Merger Agreement; or (C) Purchaser, in violation of the Merger Agreement, failed to accept for payment and to purchase validly tendered Shares; or

(d) by Opto Circuits, (i) prior to the closing of the Offer, if Cardiac Science shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any condition to the Offer regarding the truth of representations and warranties of Cardiac Science or Cardiac Science’s performance of all of its obligations under the Merger Agreement and (B) has not been waived by Opto Circuits and is incapable of being cured, or is not cured, by Cardiac Science within 20 calendar days following receipt of written notice from Opto Circuits, provided however, that Opto Circuits may not terminate the Merger Agreement if Opto Circuits or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; (ii) at any time prior to the closing of the Offer, if on any then scheduled Expiration Date of the Offer, Opto Circuits is not required to extend the Offer pursuant to the Merger Agreement and any of the conditions to the Offer are not satisfied; or (iii) if Cardiac Science’s board of directors has effected a Change of Recommendation and/or approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal other than the Merger Agreement, and/or permitted Cardiac Science to enter into an Acquisition Agreement related to an Acquisition Proposal prior to the closing of the Offer, or Cardiac Science has failed to include the Company Recommendation in the Schedule 14D-9 or refused to permit Opto Circuits or Purchaser to include the Company Recommendation in the Offer Documents or has resolved to take any action consistent with the foregoing.

Fees and Expenses; Termination Fees.  Except as described below with respect to the Termination Fee, each party will bear its own fees and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement.

In the event that the Merger Agreement is terminated by Opto Circuits pursuant to paragraph (d)(iii) above or Cardiac Science pursuant to paragraph (c)(i) above, then Cardiac Science shall pay a termination fee to Opto Circuits in the amount of $1,000,000, plus an additional $300,000 to reimburse Opto Circuits and Purchaser for their costs and expenses incurred in connection with the Merger Agreement and related Transactions.

In the event that the Merger Agreement is terminated by Cardiac Science pursuant to paragraph (c)(ii)(A) or (c)(ii)(C) above, then Cardiac Science may elect to either (i) pursue any remedy available at law or in equity, or (ii) require Opto Circuits to pay to Cardiac Science a termination fee in the amount of $1,000,000, plus an additional $300,000 to reimburse Cardiac Science for its costs and expenses incurred in connection with the Merger Agreement and related Transactions. If Cardiac Science elects to require Opto Circuits to pay the termination fee, the payment of such termination fee shall be the sole and exclusive remedy of Cardiac Science in the case of such termination and, upon payment of the termination fee, Opto Circuits and its affiliates shall have no further liability to Cardiac Science with respect to the Merger Agreement and related Transactions, provided that nothing in the termination fee provision releases any party from liability for willful breach or fraud. If Opto Circuits fails to pay the termination fee on a timely basis (i.e., within three business days), Cardiac Science shall be entitled to pursue any remedy available at law or in equity.

In the event that the Merger Agreement is terminated by Opto Circuits pursuant to paragraph (d)(i) above, Cardiac Science will pay Opto Circuits $300,000 to reimburse Opto Circuits and Purchaser for their costs and expenses incurred in connection with the Merger Agreement and related Transactions. Such payment will not be deemed to limit any other rights or remedies Opto Circuits or Purchaser may have under the Merger Agreement as a result of such termination.

Amendment.  Subject to applicable law, the Merger Agreement may not be amended, modified, or supplemented, whether before or after any vote of the stockholders of Cardiac Science contemplated by the Merger Agreement, except by mutual written agreement of the parties and action taken by their respective boards of directors (or individuals holding similar positions, in case of a party that is not a corporation), at any time prior to the closing date with respect to the terms contained in the Merger Agreement; provided, however, that after approval of the Merger by Cardiac Science’s stockholders, no amendment, modification, or supplement shall reduce or change the Merger Consideration or adversely affect the rights of Cardiac Science’s stockholders without approval of such stockholders.

Specific Performance.  The parties agree that in the event the Merger Agreement is breached, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. The parties further agree to waive, in any action for specific performance, the defense of adequacy of a remedy at law. The parties also agree that each party would be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of the Merger Agreement in any action instituted under the Merger Agreement without bond or other security being required.

Waiver.  Except as otherwise provided in the Merger Agreement, any failure of the parties to comply with any obligation, covenant, agreement, or condition in the Merger Agreement may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the granting party. However, such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Non-Disclosure Agreement.  Prior to entering into the Merger Agreement, Opto Circuits and Cardiac Science entered into a mutual non-disclosure agreement on June 25, 2010, which was amended on July 26, 2010 (as amended, the “Non-Disclosure Agreement”). As a condition to being furnished confidential information of the other party, in the Non-Disclosure Agreement, each of Opto Circuits and Cardiac Science agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Non-Disclosure Agreement, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Letter of Intent.  As part of the discussions between Opto Circuits and Cardiac Science regarding a potential transaction, Opto Circuits considered purchasing solely Cardiac Science’s monitoring business. To that end, Opto Circuits and Cardiac Science entered into a letter of intent dated August 10, 2010, which was intended to be non-binding except for certain limited provisions. Pursuant to the letter of intent, Opto Circuits proposed to acquire Cardiac Science’s monitoring business through an asset purchase transaction for a cash purchase price of $33 to $35 million. The letter of intent outlined a proposed transaction based on each party’s then-present understanding of the current condition of the assets and business operation of Cardiac Science. The letter of intent also included a description of other terms and conditions of a potential transaction. The foregoing summary is qualified in its entirety by reference to the complete text of the letter of intent, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Effects of Inability to Consummate the Merger.  If, following the consummation of the Offer, the Merger is not consummated for any reason (see “— The Merger Agreement — Conditions to Consummation of the Merger”), Opto Circuits, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, effective after the closing of the Offer, and subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, Cardiac Science has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares beneficially owned by Opto Circuits and/or

Purchaser) of the directors of Cardiac Science to consist of persons designated by Opto Circuits (see “— The Merger Agreement — Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Cardiac Science (assuming no waiver of the Minimum Tender Condition, which would require consent by Cardiac Science), Opto Circuits indirectly will be able to control decisions of the board of directors of Cardiac Science and the decisions of Purchaser as a stockholder of Cardiac Science. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Opto Circuits controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Cardiac Science, other than those affiliated with Opto Circuits, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. However, notwithstanding the above, the Merger Agreement provides that, if Opto Circuits’ designees are elected or appointed to Cardiac Science’s board of directors prior to the effective time of the Merger pursuant to the above provisions, then between the date of the Merger Agreement and the effective time of the Merger, the approval of a majority of the Continuing Directors (or the sole Continuing Director if there is only one continuing director) (see “— The Merger Agreement — Directors”) is required to (i) terminate the Merger Agreement or (ii) amend or modify the Merger Agreement, waive or exercise any rights of Cardiac Science under the Merger Agreement, or extend the time for performance of any of the obligations of Opto Circuits or Purchaser under the Merger Agreement or amend Cardiac Science’s certificate of incorporation or bylaws, in each case in a manner adverse to the stockholders of Cardiac Science.

12.	Source and Amount of Funds

Opto Circuits estimates that the total amount of funds necessary to purchase all outstanding shares of Cardiac Science pursuant to the Offer and the Merger will be approximately $60 million, which will be used to pay stockholders of Cardiac Science and holders of Cardiac Science’s other equity-based interests and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions.

The Offer is not subject to any financing condition. Opto Circuits plans to fund the purchase of Shares in the Offer with its available cash and existing credit lines.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Opto Circuits has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

13.	Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and Opto Circuits shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

(i) The Minimum Tender Condition has been fulfilled, namely that there shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) that number of Shares which, when added to the Shares already owned by Opto Circuits and its subsidiaries including Purchaser, represents the greater of: (x) at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all outstanding options, or any other rights, options or warrants to acquire Shares) or (y) at least 60% of the issued and outstanding Shares;

(ii) Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any applicable competition, antitrust or investment laws of jurisdictions other than the U.S. shall have expired or been terminated;

(iii) No applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the U.S. or any material foreign jurisdiction shall be and remain in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer or any of the other Transactions, or imposes any material limitations on Opto Circuits’

ownership of Cardiac Science, or operation of all or a material portion of Opto Circuits’, on the one hand, or Cardiac Science’s, on the other hand, businesses or assets or compels Opto Circuits or Cardiac Science or Opto Circuits’ subsidiaries to dispose of or hold separate any material portion of the respective businesses or assets of Opto Circuits or Cardiac Science;

(iv) There shall not then be pending any action, litigation or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in subparagraph (iii) above;

(v) The representations and warranties of Cardiac Science contained in the Merger Agreement and in the certificate delivered by Cardiac Science pursuant to subparagraph (vii) below (disregarding for purposes of this subparagraph (v), any materiality or Material Adverse Effect to Cardiac Science qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Merger Agreement and as of the date of the consummation of the Offer as though made on and as of the date of the consummation of the Offer (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Cardiac Science;

(vi) Cardiac Science shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the date of the consummation of the Offer;

(vii) Cardiac Science shall have delivered to Opto Circuits a certificate, signed by the chief executive officer and chief financial officer of Cardiac Science, to the effect that each of the conditions specified in subparagraphs (v) and (vi) above is satisfied;

(viii) Cardiac Science and Opto Circuits shall not have reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement shall not have been terminated in accordance with its terms; and

(ix) There shall not have occurred any event or condition that has had a Material Adverse Effect on Cardiac Science.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Opto Circuits and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Opto Circuits and Purchaser, may be asserted by Opto Circuits or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Opto Circuits or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission. The failure by Opto Circuits or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

14.	Dividends and Distributions

Under the terms of the Merger Agreement, until the earlier of (a) such time as designees of Opto Circuits first constitute as least a majority of Cardiac Science’s board of directors pursuant to the Merger Agreement, (b) the Effective Time of the Merger and (c) the date, if any, on which the Merger Agreement is earlier terminated, Cardiac Science is not permitted to declare, set aside for payment or pay any dividend or distribution in respect of the Shares or otherwise make any payments to stockholders of Cardiac Science in their capacity as such, except (1) as may be required by law, (2) with the prior written consent of Opto Circuits or (3) as contemplated or permitted by the Merger Agreement. See Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement — The Merger Agreement — Covenants.”

15.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on Opto Circuits’ and Purchaser’s review of publicly available filings by Cardiac Science with the Commission and other information regarding Cardiac Science, Opto Circuits and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Cardiac Science and which might be adversely affected by the acquisition of Shares by Purchaser or Opto Circuits pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Opto Circuits pursuant to the Offer. In addition, except as set forth below, Opto Circuits and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Opto Circuits’ and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Opto Circuits and Purchaser currently expect that such approval or action, would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cardiac Science’s or Opto Circuits’ business. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13, “Conditions of the Offer.”

Antitrust Compliance.  The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder provide that certain transactions may not be consummated unless certain information and documentary material (“Premerger Notification and Report Forms”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting-period requirements have been satisfied. Pursuant to the Merger Agreement, Opto Circuits and Purchaser are not required to accept for payment, or pay for, any tendered Shares unless, among other conditions, any waiting periods (or extensions thereof) applicable to the Offer have expired or been terminated. See Section 13, “Conditions to the Offer.” Opto Circuits, Purchaser and Cardiac Science have determined that, at the Offer Price, no filings are required by the HSR Act with respect to the Offer, the Merger or the Transactions, and, therefore, none of them has made any such filings pursuant to the HSR Act.

If the filing and waiting-period requirements of the HSR Act were to apply, the Offer and the purchase of Shares in the Offer could not be completed until the expiration of a 15-calendar-day waiting period following the filing by Opto Circuits, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended or earlier terminated by the FTC and/or the Antitrust Division. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Opto Circuits with that Second Request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. Further extensions of the waiting period could be obtained only by court order or with the consent of Opto Circuits. In practice, complying with a Second Request can take a significant amount of time. To the extent that Premerger Notification and Report Forms were required to be filed with respect to the Offer, then following the expiration or termination of the HSR Act waiting period concerning the Offer, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser owned more than 50% of the outstanding Shares at the time of the Merger or the Merger occurred within one year after the expiration or termination of the HSR Act waiting period applicable to the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Cardiac Science, even in instances where transactions do not require the filing of Premerger Notification and Report Forms prior to their consummation. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws because its effect may be to substantially lessen competition, or to tend to create a monopoly, in any line of commerce affecting U.S. customers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, to require the disposition of such Shares or the divestiture of substantial assets of Opto Circuits, Purchaser, Cardiac Science or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private parties may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge were made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or other person, Opto Circuits or Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13, “Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions.

If we were required to make a filing prior to the consummation of our acquisition of Shares and that acquisition were delayed by a Second Request by the Antitrust Division or the FTC pursuant to the HSR Act, we would, subject to certain conditions, be required to extend the Offer under the terms of the Merger Agreement.

Cardiac Science owns property and conducts business in a number of foreign countries and jurisdictions. In connection with the Offer, the Merger and the Transactions, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the operations of Cardiac Science, as the surviving corporation, that are conducted in those countries and jurisdictions as a result of the Offer, the Merger and/or the Transactions. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that compliance or noncompliance will not have adverse consequences for Opto Circuits or Purchaser after the completion of the Merger. If our acquisition of Shares were delayed by a request for additional information or the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, we may, but are not required to, extend the Offer.

Stockholder Approval.  Cardiac Science has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Cardiac Science and the consummation by Cardiac Science of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action of Cardiac Science, and that the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement and the Merger is the only vote of any class or series of Cardiac Science’s capital stock that would be necessary to approve the Merger Agreement and the Merger. Following the consummation of the Offer, Purchaser will own more than a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of Cardiac Science. In the Merger Agreement, Purchaser has agreed to vote any Shares acquired by Purchaser in the Offer in favor of the approval and adoption of the Merger Agreement and the Merger. As described below, such approval by stockholders other than Purchaser is not required if, following the purchase of Shares by Purchaser pursuant to the Offer, the Top-Up Option, or otherwise, Purchaser and its affiliates own at least 90% of the outstanding Shares.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Opto Circuits and its subsidiaries, including Purchaser, directly or indirectly own at least 90% of the Shares, Opto Circuits could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger (as soon as practicable after the closing of the Offer) without a Cardiac Science stockholder meeting in accordance with the DGCL. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, from Cardiac Science or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer. In addition, pursuant to the terms of the Merger Agreement, following the consummation of the Offer, we could exercise our Top-Up Option to purchase from Cardiac Science, subject to certain limitations, a number of newly-issued Top-Up Option Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Opto Circuits and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding and issued Shares immediately after the issuance of the Shares subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds the number of Shares authorized and unissued (treating Shares owned by Cardiac Science as treasury stock as unissued) and not reserved for issuance at the time of the exercise of the Top-Up Option with respect to any RSUs then outstanding or any In the Money Options. The price per Share payable under the Top-Up Option would be equal to the Offer Price. See Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement — The Merger Agreement — Top-Up Option.”

State Takeover Laws. A number of states (including Delaware, where Cardiac Science is incorporated, and Washington, where Cardiac Science has its principal place of business) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Opto Circuits and Purchaser believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, Cardiac Science is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 15% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of Cardiac Science. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who beneficially owns 10% or more of the outstanding voting shares of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (i) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (ii) the merger is approved by the board of directors and at least two-thirds of the votes of each class of the corporation’s shares entitled to vote (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although Cardiac Science has not determined whether it meets the definition of a “target corporation” under these tests, the Cardiac Science Board approved of the entry into the Merger Agreement and the consummation of the Transactions contemplated by the Merger Agreement and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to Cardiac Science, will not be applicable to Opto Circuits and Purchaser by virtue of such actions.

Cardiac Science has represented to us in the Merger Agreement that the Cardiac Science board of directors (at a meeting duly called and held) has unanimously approved, including for purposes of Section 203 of the DGCL and Chapter 23B.19 of the WBCA, the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, and that such approval represents all the actions necessary to render inapplicable to the Merger Agreement and the Transactions any restrictions contained in Cardiac Science’s certificate of incorporation, the restrictions on “business combinations” set forth in Section 203 of the DGCL and the restrictions on “significant business transactions” set forth in Chapter 23B.19 of the WBCA, to the extent such restrictions would otherwise be applicable to the Merger Agreement and the Transactions, including the Offer and the Merger. Cardiac Science has also represented to us in the Merger Agreement that no other “moratorium,” “control share acquisition,” “fair price” or other form of state takeover statue or similar state statute or regulation applies to the Merger Agreement or the Transactions, including the Offer and the Merger.

Appraisal Rights.  No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (“Appraisal Shares”) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Appraisal

Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Appraisal Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Cardiac Science may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger.

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL effectively withdraws or loses (through failure to perfect or otherwise) such stockholder’s right to appraisal with respect to such Appraisal Shares as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive from Purchaser the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Cardiac Science a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in any applicable proxy statement or information statement for the Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Opto Circuits nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

Purchaser has retained BNY Mellon in connection with the Offer. BNY Mellon will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, BNY Mellon may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Opto Circuits have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8, “Certain Information Concerning Cardiac Science — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Opto Circuits or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Opto Circuits, Purchaser, Cardiac Science or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

18.	Litigation

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 20, 2010. The complaint, captioned Creamer v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board of directors, as well as Cardiac Science, one of its executive officers, Opto Circuits and Purchaser (the “Creamer Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and to impose a constructive trust in favor of plaintiffs and the purported class upon any benefits improperly received by defendants. The complaint also seeks attorneys’ and other fees and costs, in addition to seeking other relief. Opto Circuits and Purchaser believe the plaintiffs’ allegations lack merit and will contest them vigorously. The foregoing summary is qualified in its entirety by reference to the Creamer Complaint, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware on October 22, 2010. The complaint, captioned Patenaude v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board of directors, as well as Cardiac Science, Opto Circuits and Purchaser (the “Patenaude Complaint”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. The complaint also seeks attorneys’ and other fees and costs, in addition to seeking other relief. Opto Circuits and Purchaser believe the plaintiffs’ allegations lack merit and will contest them vigorously. The foregoing summary is qualified in its entirety by reference to the Patenaude Complaint, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 22, 2010. The complaint, captioned Gluck v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits and Purchaser (the “Gluck Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. The complaint also seeks attorneys’ and other fees and costs, in addition to seeking other relief. Opto Circuits and Purchaser believe the plaintiffs’ allegations lack merit and will contest them vigorously. The foregoing summary is qualified in its entirety by reference to the Gluck Complaint, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 26, 2010. The complaint, captioned Rapport v. Marver, et al., names as defendants the members of the Cardiac Science board of directors, as well as Cardiac Science (the “Rapport Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. Opto Circuits and Purchaser believe the plaintiffs’ allegations lack merit and will contest them vigorously. The foregoing summary is qualified in its entirety by reference to the Rapport Complaint, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

Jolt Acquisition Company

November 1, 2010

SCHEDULE A
INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF OPTO CIRCUITS AND PURCHASER

OPTO CIRCUITS

Set forth below are the name, age, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Opto Circuits. Except as otherwise noted, positions specified are positions with Opto Circuits.

Name and Age	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Vinod Ramnani, 54	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Chairman & Managing Director since 1992.	U.S.A.
Thomas Dietiker, 51	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Non-Executive Director, since 2001; Consultant since September 2005. Optical Division Product Line Manager, Measurement Specialties, Inc. from June 2004 to September 2005. President, Elekon Industries USA, Inc. from 1991 to 2004.	U.S.A.
Jayesh Patel, 48	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Non-Executive Director, since 2001; Consultant since March 2006. Engineering Manager, Measurement Specialties, Inc. from June 2004 to March 2006. Engineering Manager, Elekon Industries USA, Inc. from 1991 to 2004.	U.S.A.
Usha Ramnani, 53	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Executive Director since 2001.	U.S.A.
Dr. Suleman Merchant, 55	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Independent Director since April 2003. Chairman of the Department of Radiology & Acting Dean, Sion Hospital, Mumbai, India, since 1985.	India
Visvanathan Bala Subramaniam, 53	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Independent Director since April 2006. Director for Sceandent Group Private Ltd, Singapore, from November 1997 to July 2004. Managing Director, Bispro Solutions since July 2004.	India
Dr. Anvay Vinayak Mulay, 49	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Independent Director since April 2006. Head Cardiac Surgeon, Caribbean Heart Care, Trinidad and Tobago, since January 2006. Consultant Cardiac Surgeon, Pine Hospital, Ruby Hall Clinic, Dinanath Mangehar Hospital, N.M. Wadia Cardiac Center from 2000 to January 2006.	India

Name and Age	Business Address	Principal Occupation or Employment	Citizenship

Rajkumar Tulsidas Raisinghani, 58	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Independent Director since April 2006. President, GR Electric Works since April 1984.	India
Dr. William Walter O’ Neill, 58	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Independent Director since November 2006. Physician. Executive Dean for Clinical Affairs and Professor of Medicine, University of Miami, Florida since June 2006. Corporate Chief of Cardiology, William Beaumont Hospital from 2001 to June 2006.	U.S.A.
Executive Officers
Muniswamy Srinivas, 53	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Chief Financial Officer, General Manager, Finance since September 1992.	India
Jayanth Shivarudraiah, 47	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	General Manager, Production since December 1996.	India
Mysore Vishwanath Nagaraj, 55	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Senior Manager, Personnel & Human Resources since June 1999.	India
Srinatha Appemane NageshRao, 32	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Company Secretary since July 2010. Manager — Legal, RMZ Corp., a real estate development firm, from January 2007 to June 2010. Legal Associate — Vijayaraj Constructions Pvt. Ltd., a construction company, from September 2005 to December 2006.	India
Satish Rao, 44	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Vice President, Marketing since December 2004. Vice President, Marketing, Advanced Micronic Devices Limited, an Opto Circuits subsidiary, from June 2003 to December 2004.	India
Balasubramanian Saravanan, 41	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Head, Design & Engineering since October 2005. Vice President, Business Development, Advanced Micronic Devices Limited, an Opto Circuits subsidiary, from June 2002 to October 2005.	India
Aparna Thakur, 40	#83, Electronics City, Hosur Road, Bangalore, India 560 100.	Group Head — HR since August 2010. Senior Manager, Target Corporation India Pvt., Bangalore, from 2006 to 2010. People Process Owner, vMoksha Technologies Pvt. Ltd., an information technology (IT) services firm, from 2004 to 2006.	India

PURCHASER

Set forth below are the name, age, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.

Name and Age	Business Address	Principal Occupation or Employment	Citizenship

Sole Director
Anshul Vaswaney, 31	Criticare Systems, Inc. 2095 Crossroads Circle Suite 100 Waukesha, WI 53186	Director Operations Planning Criticare Systems, Inc., an Opto Circuits subsidiary, since 2008. Senior Consultant, Ventera Corp., an information technology and management consulting firm, from 2006 to 2008. Business Analyst, Evans Incorporated, a management consulting firm, from 2004 to 2006.	India
Executive Officers
Anshul Vaswaney, 31	Criticare Systems, Inc. 2095 Crossroads Circle Suite 100 Waukesha, WI 53186	Director Operations Planning Criticare Systems, Inc., an Opto Circuits subsidiary, since 2008. Senior Consultant, Ventera Corp., an information technology and management consulting firm, from 2006 to 2008. Business Analyst, Evans Incorporated, a management consulting firm, from 2004 to 2006.	India
Arvind Manjegowda, 27	Criticare Systems, Inc. 2095 Crossroads Circle Suite 100 Waukesha, WI 53186	Director Commercial Operation, Criticare Systems, Inc., an Opto Circuits subsidiary, since 2009. Student, MBA program at University of Pittsburgh and University of Loyola Chicago from 2007 to 2008. Analyst/Senior Planner, Accenture Ltd., a management consulting firm, from 2004 to 2007.	India

The Information Agent, Paying Agent and Depositary for the Offer Is:

By Telephone: 9:00 a.m. to 7:00 p.m., New York City time, Monday through Friday, except for bank holidays:

From within the U.S., Canada or Puerto Rico:
866-354-3484 (Toll-Free)

By Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department Post Office Box 3301 South Hackensack, NJ 07606	By Overnight Courier, Hand or Registered Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor 480 Washington Blvd — Mail Reorg Jersey City, NJ 07310

By Facsimile Transmission (for Eligible Institutions only): 201-680-4626

Confirm by Telephone: 201-680-4860